SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
SCHEDULE TO
 (Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934
CPG Carlyle Fund, LLC
(Name of Issuer)
CPG Carlyle Fund, LLC
 (Name of Person(s) Filing Statement)
Class A and Class I Units of Beneficial Interest
 (Title of Class of Securities)
N/A
 (CUSIP Number of Class of Securities)
Michael Mascis
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York 10022
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400
March 23, 2016
(Date Tender Offer First Published,
 Sent or Given to Security Holders)
CALCULATION OF FILING FEE
Transaction Valuation: $39,943,300 (a)	Amount of Filing Fee: $4,022.29 (b)
(a)	Calculated as the aggregate maximum purchase price for units of beneficial interest.
(b)	Calculated at 0.01007% of the Transaction Valuation.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	______________________________________________
Form or Registration No.:	______________________________________________
Filing Party:	______________________________________________
Date Filed:	______________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO relates to a tender offer by CPG Carlyle Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase Class A and Class I units of beneficial interest of the Fund (the "Units").  Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letters of Transmittal (attached as Exhibits (a)(1)(iii)(a) and (b)), the Fund will purchase up to $39,943,300 of Units that are tendered and not withdrawn prior to the end of the day on April 19, 2016, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letters of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.
ITEM 3.                          Identity and Background of Filing Person.
(a)            The name of the filing person is CPG Carlyle Fund, LLC. The investment adviser of the Fund is Central Park Advisers, LLC (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200. The Fund's Executive Officers are: Mitchell A. Tanzman, Principal Executive Officer; Michael Mascis, Principal Accounting Officer; and Michael J. Wagner, Chief Compliance Officer. The Fund's Directors are: Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman and Mitchell A. Tanzman. The address of the Fund's Executive Officers and Directors is c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.
ITEM 10.                          Financial Statements.
(a)            (1)            Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:
Audited financial statements for the fiscal year ended March 31, 2014, previously filed with the SEC on Form N-CSR on June 9, 2014, as amended June 11, 2014;
Audited financial statements for the fiscal year ended March 31, 2015, previously filed with the SEC on Form N-CSR on June 9, 2015; and
Unaudited financial statements for the six-month period ended September 30, 2015, previously filed with the SEC on Form N-CSR on December 10, 2015.
(2)            The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.
(3)            Not applicable.
(4)            Net asset value per Unit of Class A Units and Class I Units of $12.97 and $26.95 (January 31, 2016), respectively.
(b)            The Fund's assets will be reduced by the value of the Units purchased in the tender offer.  Thus, income relative to assets may be affected by the tender offer.
ITEM 12.                          Exhibits.
(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)(a)	Form of Letter of Transmittal.

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CPG CARLYLE FUND, LLC

	By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Principal Accounting Officer

March 23, 2016

EXHIBIT INDEX
Exhibit
(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Financial Advisors.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)(a)	Form of Letter of Transmittal.

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Financial Advisors.

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Financial Advisors.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.